

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Hamid Emarlou
Chief Executive Officer and President
Vapir Enterprises, Inc.
2365 Paragon Drive, Suite B
San Jose, CA 95131

>   **Re: Vapir Enterprises, Inc.**
>   **Current Report on Form 8-K**
>   **Filed December 30, 2014**
>   **File No. 333-170715**

Dear Mr. Emarlou:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Jay Ingram
>
>   Jay Ingram
>   Legal Branch Chief
>   Office of Manufacturing and
>   Construction

cc: Gregg Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, P.C.